Canbras Communications Corp.

Interim Report to Shareholders
First Quarter 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of financial condition and results of operations ("MD&A") for Canbras Communications Corp. (the "Corporation" or "Canbras") for the first quarter of 2006 should be read in conjunction with the Corporation's unaudited interim consolidated financial statements for such period including related notes thereto. The unaudited interim consolidated financial statements, as well as the information in this MD&A, are prepared in accordance with Canadian generally accepted accounting principles and reported in Canadian dollars. Information contained in this MD&A includes all material developments up to May 30, 2006 the date as of which the unaudited interim consolidated financial statements were approved for release by the Board of Directors.

Following the receipt, at the special shareholders' meeting held on December 17, 2003, of the requisite approvals in respect of the sale of all of the Corporation's operations (the "Horizon Sale") and the wind-up and dissolution of the Corporation, Canbras ceased all business activities other than those related to the completion of the Horizon Sale and the winding up process. The winding up process, consists of the satisfaction of all remaining liabilities and obligations of the Corporation, the distribution of the sale proceeds to shareholders, compliance with reporting obligations under applicable laws and regulations until the dissolution of the Corporation is completed, and such other activities as are ancillary to the winding up and final liquidation of the Corporation. On January 14, 2004, following the filing by Canbras of a Statement of Intent to Dissolve, the Corporation was issued by the Director under the Canada Business Corporations Act a Certificate of Intent to Dissolve and, upon conclusion of the winding up process, Canbras intends to apply for a Certificate of Dissolution.

As a result of the Horizon Sale and the Corporation's intention of distributing its net assets to its shareholders and winding up, this MD&A does not provide a detailed analysis of the results of operations for the quarter ended March 31, 2006 compared to the previous year. Instead, this MD&A focuses on an analysis of Canbras' balance sheet at March 31, 2006 and develops it into a statement of estimated future net assets at December 31, 2006, (the "Wind up Date") the earliest date by which Canbras believes it will be able to make a final distribution to shareholders (see Risk Factors – "Timing of Distributions to Shareholders").

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements. These forward-looking statements reflect the current views and/or expectations of Canbras with respect to its performance and future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like 'believe', 'anticipate', 'expect', 'will likely result', or words or phrases of similar meaning. Such statements are subject to a number of important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. Whether actual results and developments conform with the

Corporation's expectations and predictions are subject to a number of known and unknown risks and uncertainties, including the risk factors described below under "Risk Factors". These factors, among others, could cause actual results to differ materially from those expressed in any forward-looking statements.

Canbras disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

FINAL DISTRIBUTION TO SHAREHOLDERS

As more fully described below under "Statement of Estimated Future Net Assets", the Corporation expects to make a final distribution to shareholders no sooner than December 31, 2006, totalling approximately $0.10 per share ($5.5 million in aggregate) following receipt by the Corporation of updated tax clearance certificates, and assuming no unforeseen claims are made against the Corporation.

For sometime now, the Corporation has been exploring the possibility of realizing additional value by monetizing its non-capital tax losses and efforts to monetize those tax losses will now be intensified. However, there can be no assurances that any additional value can be realized in which case the Corporation intends to simply complete its dissolution process.

SALE OF ALL OF THE CORPORATION'S OPERATIONS AND SETTLEMENT OF RELATED CLAIMS AGAINST THE CORPORATION

On October 8, 2003, the Corporation announced that it had entered into definitive agreements for the sale of all of its operations to Horizon Cablevision do Brasil S.A. ("Horizon"). Subsequently, the Corporation announced that following the receipt of the requisite approval of Canbras' shareholders at the special shareholders' meeting held on December 17, 2003, the Corporation had completed the sale of all of its operations to Horizon in December 2003.

Pursuant to the agreement entered into in October 2003 with Horizon (the "SPA"), Canbras sold to Horizon all of its equity and debt interests in its subsidiary Canbras Participações Ltda. ("CPAR"). Through CPAR, Canbras held substantially all of its interests in its broadband subsidiaries operating in the Greater São Paulo and surrounding area, including all of its interests in its core subsidiary Canbras TVA Cabo Ltda.

Canbras received gross proceeds of $32.6 million comprised of $22.168 million in cash and a one-year promissory note in the original principal amount of $10.432 million bearing interest at 10% (the "Note"). At December 31, 2003, the Note and accrued interest were recorded at their fair value of $10.452 million. The Note was issued by CPAR and guaranteed by Horizon. The SPA contained certain customary representations and warranties made by the Corporation to Horizon relating to CPAR and its subsidiaries and the business conducted by them. The Corporation was responsible for indemnifying Horizon for damages, if any, which were suffered by Horizon if any of the representations and warranties proved, within the 12-month period ending December 19, 2004, to have been materially false or incorrect as of December 19, 2003. Under the SPA, the Corporation's indemnification obligations were limited to the balance due under the Note and any indemnification obligations of the Corporation were to be satisfied by a reduction in the amounts due to the Corporation under the Note.

On July 21, 2005, the Corporation received $9.5 million in cash from Horizon in exchange for the cancellation of the Note and final settlement of all present and future indemnification claims of Horizon in connection with the Sale Transaction (the "Horizon Settlement"). As a result, a net loss of $739 thousand was recorded in the second quarter of 2005 which loss was net of certain accrued liabilities related to the Sale Transaction in the amount of $678 thousand.

STATEMENT OF ESTIMATED FUTURE NET ASSETS

The following table provides an estimate of future net assets at the Wind up Date. The only difference between the unaudited interim consolidated balance sheet at March 31, 2006, and the statement of estimated future net assets is the inclusion of estimated future net costs to wind-up and liquidate the Corporation of $254 thousand until the Wind up Date (before the final distribution to shareholders). The December 31, 2006 Wind up Date assumes that the Corporation receives final tax clearance certificates in the second half of 2006 and that no unforeseen claims are made against it.

STATEMENT OF ESTIMATED FUTURE NET ASSETS
AT DECEMBER 31, 2006

(thousands of Canadian dollars)

Assets as at March 31, 2006		
Cash and cash equivalents	$	6,089
Accrued interest receivable and other		32
Total assets		6,121
Liabilities at March 31, 2006		
Accounts payable and accrued liabilities		361
Total liabilities		361
Net assets at March 31, 2006		5,760
Item affecting the estimated future net assets to December 31, 2006:		
Estimated future net costs for wind-up to December 31, 2006		(254)
Estimated future net assets at December 31, 2006 before the final distribution to shareholders	$	5,506

Estimated total proceeds to be distributed to shareholders of $5.5 million reflect Canbras' net assets as at March 31, 2006 of $5.8 million less estimated net costs of wind-up of $254 thousand and assume no unforeseen claims against the Corporation will arise. Accounts payable and accrued liabilities of $361 thousand at March 31, 2006 include an amount in respect of a payment made in the second quarter of 2006 to obtain a release from the Corporation's contingent liability related to a $5.5 million lawsuit filed by a former employee as described in Note 6 to the unaudited interim consolidated financial statements. Accounts payable and accrued liabilities also include amounts in relation to legal, auditor and other professional advisors. Excess cash held by the Corporation pending the final shareholder distribution is being invested in high grade money market instruments.

Estimated future net assets at the Wind up Date of $5.5 million have not changed from the estimate of future net assets made on April 20, 2006 in connection with the Corporation's 2005 financial results.

RESULTS OF OPERATIONS FOR THE FIRST QUARTER OF 2006

As at March 31, 2006, Canbras' shareholders' equity was $5,760 thousand down from $5,790 thousand at December 31, 2005. This decrease reflects the net loss of $30 thousand for the first quarter of 2006.

Contributing to the net loss in the first quarter of 2006 were professional fees of $57 thousand, office costs and other administrative expenses of $27 thousand and foreign exchange and other of $2 thousand. During the first quarter of 2006, the Corporation recorded interest income of $56 thousand on its cash, cash equivalents and temporary investments.

Canbras' cash, cash equivalents and temporary investments together with accrued interest thereon as at March 31, 2006 were $6,098 thousand down from $6,431 thousand at December 31, 2005. The decrease was due principally to the payment of accrued liabilities as described below. Cash, cash equivalents and temporary investments held by the Corporation pending the final shareholder distribution are being invested in high-grade money market instruments.

Accrued liabilities were $361 thousand at March 31, 2006, compared to $672 thousand at December 31, 2005. The decrease is mainly due to the payment of an accrued liability with respect to obtaining a release from the Corporation's indemnification obligations to two Brazilian individuals (see Note 6 to the unaudited interim consolidated financial statements).

At March 31, 2006, $6,089 thousand were held in cash and cash equivalents compared to $440 thousand at December 31, 2005. This decrease is attributable to a shortening in the maturity profile for the Company's investment portfolio.

STATED CAPITAL

An unlimited number of common shares are authorized. All authorized classes of shares are without nominal or par value.

	Number of Shares	Stated Capital
Balance as at December 31, 2005	55,098,071	$ 256,195,000
Balance as at March 31, 2006	55,098,071	$ 256,195,000

At March 31, 2006, 520,300 stock options were outstanding, all of which were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation. The total stock options outstanding have exercise prices ranging from $4.00 to $11.75 per share over the remaining term of the options of between 0.75 to 2.75 years.

RISK FACTORS

The following is a discussion of possible future events and circumstances that may affect the Corporation and the amounts and timing for distributions to shareholders. The Corporation cannot give any assurance that these matters will not have an adverse effect on its financial condition, or that any such adverse effect will not be material.

Possibility of Unforeseen Claims Asserted against the Corporation or its Directors and Officers
There can be no assurance that in connection with the winding up and liquidation of the Corporation or otherwise, that claims will not be asserted or that legal proceedings will not be commenced against the Corporation or any of its current or former directors or officers. The Corporation's on-going indemnification obligations, and/or any other claims or proceedings could delay distributions to shareholders and/or could reduce the amounts available for distribution to shareholders.

Timing of and Costs Associated with the Final Winding Up and Liquidation of the Corporation
The timing of the completion of the final winding up and liquidation of the Corporation is dependent upon the receipt of updated tax clearance certificates and the resolution of unforeseen claims which may be asserted against the Corporation and/or its directors or officers (or former directors or officers) and which the Corporation may contest. The Corporation's management currently estimates that the winding up and liquidation of the Corporation can be concluded by December 31, 2006. However, in light of the

uncertainties and other factors discussed above, the Corporation can give no assurances as to the actual length of time that may be necessary to conclude the final winding up and liquidation of the Corporation.

The costs associated with the final winding up and liquidation of the Corporation, as set forth in the Statement of Estimated Future Net Assets at December 31, 2006 in this MD&A, represent the current estimates of management of the Corporation and are based upon an assumed winding up and liquidation date of December 31, 2006. Such costs of wind-up and liquidation as set forth in the Statement of Estimated Future Net Assets at December 31, 2006 in this MD&A exclude any amounts that may be incurred in respect of unforeseen claims that may be asserted by third parties. Therefore, the cost of winding up and liquidating the Corporation may exceed such estimated amounts, and such increased costs may be material. To the extent that the Corporation is delayed in the timing of a final distribution to shareholders, it will continue to incur operating costs and earn interest income beyond December 31, 2006. It is currently estimated that overhead expenses would amount to approximately $125 thousand per quarter, excluding amounts associated with the unforeseen claims that may be asserted by third parties. Interest income on the Corporation's cash and cash equivalents and temporary investments are not expected to be sufficient to cover all such expenses.

Timing of Distributions to Shareholders
The timing of the final distribution is anticipated to be made no earlier than December 31, 2006 after the receipt by the Corporation of up-dated tax clearance certificates and assuming that no unforeseen claims are asserted against the Corporation. As there is no certainty that such events will occur on a timely basis or that no unforeseen claims will be asserted against the Corporation, there can be no assurance that a final distribution will be made by December 31, 2006.

Amount of Distributions to Shareholders
In addition to the factors which could reduce the amounts available for distribution to shareholders described above, the amounts available for distribution to shareholders could also be reduced, as a result of reductions in interest income due to decreased interest rates.

Tax Consequences to Foreign Shareholders of a Final Distribution
Shareholders of Canbras who, for the purposes of the Income Tax Act (Canada) and any applicable tax treaty, are not residents of Canada, may be subject to significant Canadian withholding taxes in the context of the final distribution to shareholders. Shareholders should consult their own tax advisors about the implications of the final distribution in light of their particular circumstances,

Cash, Cash Equivalents and Temporary Investments
At March 31, 2006, the Corporation had approximately $ 6,089 thousand of cash and cash equivalents. Some of the funds will be used to pay expected future costs of operations pending the final winding up and liquidation of the Corporation prior to making a final distribution to shareholders, as well as accounts payable, costs associated with contesting and/or defending and/or settling unforeseen claims that may be asserted by third parties and the winding up costs of the Corporation. In the interim, it is the Corporation's intention to invest such funds in investment grade treasury bills, bankers' acceptances and commercial paper with various maturities, not extending beyond one year. There can be no assurance that one or more issuers of such money-market instruments will not default on such obligations.

Monetization of Tax Losses
As at March 31, 2006, the Corporation had Canadian non-capital losses carried forward of approximately $30 million and capital losses carried forward of approximately $213 million, the benefit of which has not been recognized in the unaudited interim consolidated financial statements. The precise amount of such losses is subject to normal review and audit by federal and provincial tax authorities.

Because of its lack of significant sources of taxable income, the Corporation does not believe it can utilize any of its losses carried forward except in a transaction with another party. Under Canadian taxation law, non-capital losses may be used, in certain circumstances, through a loss utilization transaction with a related party or with an unrelated party. Canbras believes that it will not be able to utilize its non-capital losses in a transaction with a related party. Canbras' capital losses can only be realized by means of a

transaction with a related party and Canbras does not believe it can realize any benefit from its capital losses.

Canbras will continue to try and monetize its non-capital losses in order to create additional value for Canbras' shareholders. However, there is no certainty that such a possible transaction can be completed. In addition, such transactions typically involve a substantial discount to the value of such losses calculated based on statutory tax rates. At this time, it is not possible to estimate either the precise likelihood, the amount or the timing of any benefit that might be realized. If no such transaction can be completed, the Corporation may complete its dissolution process and not realize any value for its non-capital losses.

Canbras Communications Corp
Consolidated Balance Sheets
(in thousands of Canadian dollars)

	Unaudited As at March 31 2006	As at December 31 2005
Assets		
Current assets		
Cash and cash equivalents	$ **6,089**	$ 440
Temporary investments (note 3)	**-**	5,946
Accrued interest receivable and other	**32**	76
	$ **6,121**	$ 6,462
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ **361**	$ 672
Shareholders' equity		
Capital stock (note 4)	**256,195**	256,195
Contributed surplus	**61**	61
Deficit	**(250,496)**	(250,466)
	5,760	5,790
	$ **6,121**	$ 6,462

Commitments and contingencies (note 6)

Canbras Communications Corp
Consolidated Interim Statements of Operations (Unaudited)
(in thousands of Canadian dollars, except per share amounts

	Three Months ended March 31, 2006	Three Months ended March 31, 2005
Legal, audit and other professional fees	$ (57)	$ (226)
Office and administrative expenses	(27)	(81)
Interest income	56	282
Foreign exchange and other	(2)	-
Net loss	**$ (30)**	**$ (25)**
Loss per share – basic and diluted (note 4)	$ -	$ -
Weighted average number of shares outstanding (note 4)	55,098,071	55,098,071

Canbras Communications Corp.
Consolidated Interim Statements of Deficit (Unaudited)
(in thousands of Canadian dollars)

	Three Months ended March 31, 2006	Three Months ended March 31, 2005
Deficit, beginning of period	$ (250,466)	$ (248,949)
Net loss for the period	(30)	(25)
Deficit, end of period	$ (250,496)	$ (248,974)

Canbras Communications Corp
Consolidated Statements of Cash Flows (Unaudited)
(in thousands of Canadian dollars)

	Three Months ended March 31, 2006	2005
Cash provided by (used for) operating activities		
Net loss	$ (30)	$ (25)
Items not affecting cash		
Foreign exchange and other	(1)	-
	(31)	(25)
Changes in non-cash working capital items (note 5)	(267)	(63)
	(298)	(88)
Cash provided by investing activities		
Decrease in temporary investments	5,946	6,999
	5,946	6,999
Effect of exchange rate changes on cash and cash equivalents	1	-
Net increase in cash and cash equivalents	5,649	6,911
Cash and cash equivalents, beginning of period	440	268
Cash and cash equivalents, end of period	$ 6,089	$ 7,179

(See note 5 for supplementary cash flow information)

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

1. Description of the business

Canbras Communications Corp. (the "Corporation" or "Canbras"), originally incorporated under the laws of British Columbia on August 7, 1986, was continued under the *Canada Business Corporations Act* effective June 22, 1998. The indirect majority shareholder of Canbras is Bell Canada International Inc. ("BCI"). Canbras, through its subsidiaries (collectively the "Canbras Group") was engaged in the acquisition, development and operation of broadband communications services in Brazil including cable television ("CATV"), Internet access and data services.

On October 8, 2003, the Corporation announced that, pursuant to the sale process commenced by it in 2002, it had entered into definitive agreements for the sale of all of its operations to Horizon Cablevision do Brasil S.A. ("Horizon"). Subsequently, on December 24, 2003, the Corporation announced that following the receipt of the requisite approval of Canbras' shareholders at the special shareholders' meeting held on December 17, 2003, the Corporation had completed the sale of all of its operations to Horizon (the "Sale Transaction"). In addition, the Corporation also obtained the requisite shareholder approval to wind-up and dissolve the Corporation following the final distribution to shareholders of the net proceeds received by the Corporation from the Sale Transaction. On January 14, 2004, following the filing by Canbras of a Statement of Intent to Dissolve, the Corporation was issued, by the Director under the Canada Business Corporations Act, a Certificate of Intent to Dissolve and, upon conclusion of the winding up process, Canbras intends to apply for a Certificate of Dissolution.

2. Significant accounting policies

The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 as set out in the 2005 Annual Report of the Corporation, prepared in accordance with generally accepted accounting principles in Canada ("GAAP"). Capitalized terms used herein, and not otherwise defined, have the meanings defined in the 2005 Annual Report of the Corporation.

In the opinion of the Corporation, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual audited financial statements, and contain all adjustments necessary for a fair presentation of the financial position as at March 31, 2006 and the results of operations and cash flows for the three months ended March 31, 2006 and 2005, respectively.

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the recognition of revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(a) Cash and cash equivalents

The Corporation considers all highly liquid investments, with a term to maturity of three months or less when purchased, to be cash equivalents.

(b) Temporary investments

Temporary investments may consist of treasury bills, bankers' acceptances and commercial paper with an initial maturity date greater than three months, but less than 12 months, at the date of acquisition which the Corporation intends to hold to maturity. The temporary investments are carried at cost with discounts or premiums arising on purchase amortized to maturity.

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

2. Significant accounting policies (cont'd)

For a complete description of the Corporation's significant accounting policies, refer to Canbras' consolidated financial statements for the year ended December 31, 2005.

3. Temporary Investments

As at March 31, 2006, the Corporation had no temporary investments outstanding.

4. Capital stock

Capital stock is comprised of the following:

(a) Authorized

An unlimited number of common shares

(b) Issued and outstanding

	Number	Amount
Balance at December 31, 2005	**55,098,071**	**$ 256,195**
Balance at March 31, 2006	**55,098,071**	**$ 256,195**

(c) Stock options

At March 31, 2006, 520,300 stock options were outstanding, all of which were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation. The total stock options outstanding have exercise prices ranging from $4.00 to $11.75 per share over the remaining term of the options of between 0.75 to 2.75 years. As a result of the consummation of the Horizon Sale in December 2003, the Corporation's Board of Directors determined that no stock options would be issued by the Corporation at and after January 1, 2004.

5. Supplemental cash flow information

	Three Months ended March 31,	
	2006	2005
Changes in non-cash working capital items		
Accrued interest receivable and other	**$ 44**	$ (193)
Accounts payable and accrued liabilities	**(311)**	130
	$ (267)	$ (63)

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

6. Release from Indemnification Obligations and Employee Litigation

In May 2004, the Corporation received requests for indemnification in respect of legal fees and related expenses to be incurred by two individuals who formerly served as directors or managers of certain of the Corporation's former Brazilian subsidiaries in connection with certain legal proceedings brought in Brazil against the previous owners of such subsidiaries. None of these former Brazilian subsidiaries nor the two individuals had been directly named in the Brazilian legal proceedings, however, there could be no assurance that they would not ultimately be made parties to such legal proceedings. As a result, the Corporation was paying the legal fees and related expenses in connection with the monitoring of these Brazilian legal proceedings on behalf of such individuals, and was expensing these costs as incurred. In February 2006, the Corporation reached an agreement whereby it was released from all of its indemnification obligations in favour of these two individuals in return for a payment that was recorded as a reduction of "Accounts payable and accrued liabilities" during the first quarter of 2006.

During the fourth quarter of 2004, a former employee commenced legal proceedings against the Corporation and two of its affiliates relative to an alleged promise of employment following termination. The plaintiff was seeking damages of approximately $5.5 million on a joint and several basis from the Corporation and its affiliates who were also defendants in this litigation. During 2005, the Corporation increased its provision in the audited consolidated financial statements for the estimated amount of its potential liability for this claim and included such increase in "Other expenses" in the consolidated statement of operations and in "Accounts payable and accrued liabilities" on the December 31, 2005 consolidated balance sheet. In April 2006, the Corporation obtained a complete release from this contingent liability in return for a payment that was less than 10% of the amount claimed.